Exhibit 99.1

cencosud day Buenos Aires
September 13 & 14

RESULTS 2ND QUARTER 2016

- Cencosud achieved an improvement on second quarter results despite a more challenging economic environment and deceleration in consumption in the region. This was a result of efficiency plans, focus on core operations, the resilience of its core businesses and geographic diversification.
- Revenues in local currency continue to increase in all markets with the exception of Brazil. Nevertheless, revenue in Chilean pesos decreased 4.2%, due to the devaluation of the Argentine peso (30.8%), Colombian peso (9.3%) and Brazilian real (4.0%) over the same period last year.
- Adjusted EBITDA margin expanded 428 bps reaching 8.2% in 2Q16. Adjusted EBITDA grew 99.2% in the period, despite currency devaluation, due to better results from operations and profit achieved from the sale of non-core assets.
- Profit increased 66.3%, reaching CLP 86,367 million due to better operational performance, sale of non-core assets, and positive impact of the exchange rate over dollar denominated debt and asset revaluation.

BUSINESS PERFORMANCE

Supermarkets: Adjusted EBITDA increased and margin expanded +33 bps driven by Chile and Colombia, offsetting lower margins in Argentina, Peru and Brazil. Chile increased its EBITDA margin by 131 bps due to greater efficiency in logistics, the centralization of processes and lower headcount expenses. Colombia improved its adjusted EBITDA by 32 bps as a result of greater expense efficiency, partially offset by higher promotional activity. Argentina's EBITDA margin contracted 89 bps due to salary increases and higher tariffs on utility services, coupled with a deceleration in consumption. Brazil decreased its EBITDA margin by 31 bps due to greater focus on sales. Peru's EBITDA margin decreased by 72 bps explained by the minimum wage increase, higher expenses in utility services and leases, partially offset by the increased gross margin.

Home Improvement: lower consumption reflected on sales, though adjusted EBITDA margin reached 10.0%. Chile decreases its pace of growth reflecting lower consumption both at the retail and construction segments. In Argentina, despite the deceleration in consumption, adjusted EBITDA expanded 238 bps due to greater results related to high inflation, partially offset by salary increases and price adjustments on utility services. Colombia continues to show solid sales growth, increasing SSS by 13.2%, the seventh consecutive quarter of growth.

Department Stores: SSS[1] grew 6.4%, while adjusted EBITDA margin decreased 192 bps due to lower profitability from Chile partially offset by Peru. In Chile, SSS grew 5.0%, driven by increased promotional activity to cope with the slower pace of domestic consumption. In Peru, the operation continues to mature with strong SSS growth of 17.7%, the seventh consecutive quarter of sustained growth.

Shopping Centers: adjusted EBITDA increased 1.3% -offsetting currency devaluation- and EBITDA margin reached 79.1%. Revenues in Chile grew 10.9%, however adjusted EBITDA margin decreased due to the effect of the Tax Reform on real estate taxes. Revenues increased 26.3% in local currency in Argentina.

Financial Services: the business continues to expand, with Adjusted EBITDA increasing by 31.0% and reaching an EBITDA margin of 41.1%. In Argentina and Peru, EBITDA increase reflects loan portfolio growth and higher cross-selling.

[1] Same store sales (SSS): equivalent to nominal sales growth in the same store base respect to the period compared.

www.cencosud.com | 2

Relevant Events

●
Public Secondary Offering: on July 11th Cencosud announced the filing of the prospectus for a registered Public Secondary Offering through a process known as Subasta de Libro de Órdenes in compliance with the Chilean law and the rules of the Santiago Stock Exchange. On July 15th Inversiones Tano Limitada completed the offering of 170.6 million common shares of Cencosud, at a price of $1,750 per share or USD 8 per ADS, which represent 6% of total shares of the company. Cencosud did not receive any proceeds related to this offering. After the transaction, the Paulmann family holds 53.76% of the property of Cencosud.

●	Sale of Non-Core Assets:

●
In 2Q16 Cencosud registered the effect on results related to the sale of the 33% stake of Inmobiliaria Mall Viña del Mar S.A. at “Other gains (losses)” by 53,484 million and a corporate income tax of CLP 23,930 million, generating a net profit after taxes of CLP 29,554 million.

●
As of June 30 2016 Cencosud has classified as assets held for sale 302 properties in Chile and a group of gas stations in Colombia, with a book value of CLP 41,328 million. During 2Q16, proceeds from the sale of 5 dispensable properties in Chile, were recognized the proceeds from the sale in “Sale of other businesses and properties” at “Other gains (losses)”. Book value of these assets is included in “Other gains and losses, net” within “Other gains (losses)” resulting in a net effect on results before taxes of CLP 653 million.

●
Investment Grade Rating: on April 15th Fitch Ratings ratified Cencosud’s credit rating at BBB- with a Stable Outlook. On July 8th, Moody’s Investors Service reaffirmed Cencosud’s credit rating at Baa3, modifying the outlook to Stable.

●	Program for the review of underperforming stores: as of June 2016, 19 stores were closed3 and a total of 32 stores were removed from the program due to improved performance.

●	Openings:

Format	Flag	Country	Selling Space (sqm)	Opening Date
Home Improvement	Easy	Argentina	6,879	Apr-16
Supermarkets	Vea	Argentina	1,069	Jun-16
Supermarkets	Wong	Peru	3,042	Jun-16

Financial Highlights 2Q16

(In millions of Chilean pesos as of June 30th, 2016)

	Second Quarter			Six-Month, ended June 30th
	2016	2015	∆%	2016	2015	∆%
Net revenues	2,507,340	2,617,109	-4.2%	4,991,184	5,269,756	-5.3%
Cost of sales	-1,773,074	-1,852,222	-4.3%	-3,537,054	-3,764,322	-6.0%
Gross profit	734,266	764,887	-4.0%	1,454,130	1,505,434	-3.4%
Gross margin	29,3%	29,2%	6 bps	29,1%	28,6%	57 bps
Selling and administrative expenses	-643,036	-673,479	-4.5%	-1,230,813	-1,303,263	-5.6%
Other income by function	49,923	23,758	110.1%	90,697	40,060	126.4%
Other gain (Losses)	55,177	-45,537	N.A.	51,714	-56,107	N.A.
Operating income	196,330	69,628	182.0%	365,729	186,124	96.5%
Participation in profit of equity method associates	2,412	2,795	-13.7%	5,272	4,540	16.1%
Net Financial Income	-57,614	-59,368	-3.0%	-123,097	-110,425	11.5%
Income (loss) from foreign exchange variations	6,088	-16,706	N.A.	44,614	-29,516	N.A.
Result of indexation units	-4,783	-7,579	-36.9%	-8,251	-8,490	-2.8%
Non-operating income (loss)	-53,897	-80,858	-33.3%	-81,462	-143,891	-43.4%
Income before income taxes	142,433	-11,230	N.A.	284,267	42,233	573.1%
Income taxes	-56,066	56,232	N.A.	-88,871	22,875	N.A.
Profit (Loss) from continued operations	86,367	45,002	91.9%	195,396	65,107	200.1%
Profit (Loss) from discontinued operations	0	6,918	N.A.	0	9,244	N.A.
Profit (Loss)	86,367	51,920	66.3%	195,396	74,352	162.8%
Profit (Loss) from controlling shareholders	86,352	51,415	67.9%	194,034	73,475	164.1%
Profit (Loss) from non-controlling shareholders	15	504	-97.1%	1,362	876	55.4%
Adjusted EBITDA	206,643	103,759	99.2%	392,224	262,518	49.4%
Adjusted EBITDA Margin (%)	8.2%	4.0%	428 bps	7.9%	5.0%	288 bps

2 As of March 2016 a total of 35 properties were classified as assets held for sale. As of June 2016, after the sale of 5 properties during 2Q16, Cencosud had a total of 30 properties classified as assets held for sale.
3 Out of the total of 19 closings (15 closings executed as of march 2016 are included) 11 were performed in Brazil, 5 in Argentina and 3 in Chile.

www.cencosud.com | 3

●
Gross margin expanded 6 bps YoY reaching 29.3% in 2Q16. This increase is the result of greater margins in Argentina, Peru, Brazil and Colombia, offset by a slight margin decrease in Chile due to higher promotional activity.

●
Operating income increased 182.0% and margin expanded by 517 bps. Excluding asset revaluation, operating income increased 209.6% with a 414 bps expansion in margin, as a result of the efficiency strategy and sale of non-core assets in a more challenging macroeconomic scenario in the region.

●
Net profit increased 66.3% YoY explained by the increased operating income and lower non-operating loss, mainly explained by the positive effect of the exchange differences related to the appreciation of the Chilean peso against the USD and lower losses from indexation units.

●
Adjusted EBITDA increased 99.2% YoY explained by higher contribution from the Supermarkets, Shopping Centers and Financial Services Divisions, and the sale of the 33% stake in Inmobiliaria Mall Viña del Mar S.A. These increases were partially offset by Department Stores and Home Improvement, which in a context of weaker economic scenarios and lower sales growth rate increased their spending in promotional activity.

●	Other income by function increased 110.1% mainly due to higher asset revaluation, driven by a lower discount rate in Argentina related to lower country risk:

	Second Quarter			Six-Month, ended June 30th
CLP million	2016	2015	∆%	2016	2015	∆%
Sale of paperboard and packaging	1,108	697	59.0%	2,040	1,506	35.5%
Recovery of insurance claims	500	772	-35.3%	1,045	1,540	-32.1%
Revaluation of Investment Properties	46,137	21,119	118.5%	84,096	34,096	146.6%
Other income	2,178	1,169	86.3%	3,516	2,919	20.5%
Other income by function (note 25 EEFF)	49,923	23,758	110.1%	90,697	40,060	126.4%

●	Other gains (losses) include the profit in the sale of non-core assets and the impairment on Brazil’s investment registered in 2Q15.

	Second Quarter			Six-Month, ended June 30th
CLP million	2016	2015	∆%	2016	2015	∆%
Profit of sale of subsidiaries	53,484	61,373	-12.9%	53,484	61,373	-12.9%
Impairment of Assets	-3,680	-116,771	-96.8%	-3,680	-116,771	-96.8%
Additional taxes 4% interest	-1,077	-712	51.2%	-2,274	-1,428	59.3%
Wealth tax in Colombia	0	0	N.A.	-5,567	-6,520	-14.6%
Casualty insurance recoveries	1,359	0	N.A.	2,966	0	N.A.
Sale of other businesses and properties	1,821	9,901	-81.6%	11,369	10,747	5.8%
Other gains and losses, net	3,270	673	386.0%	-4,583	-3,508	30.6%
Other gains (losses) (note 25 EEFF)	55,177	-45,537	N.A.	51,714	-56,107	N.A.

●	Main non-recurring events impacting second quarter results and the six-month period as of June 2016 and 2015 are the following:

	Second Quarter			Six-Month, ended June 30th
CLP million	2016	2015	∆%	2016	2015	∆%
Sale of Assets	55,306	71,274	-22.4%	64,853	72,120	-10.1%
Impairment and lower value of assets	-3,680	-116,771	-96.8%	-3,680	-116,771	-96.8%
Severance payments	0	-15,174	N.A.	0	-15,174	N.A.
Income Tax impact	-23,430	39,639	N.A.	-26,099	50,031	N.A.
Total Net Impact	28,195	-21,033	N.A.	35,074	-9,795	N.A.

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Consolidated Performance

Supermarkets

	Second Quarter			Six-Month, ended June 30th
SUPERMARKETS	2016	2015		2016	2015
	CLP MM	CLP MM	∆%	CLP MM	CLP MM	∆%
Chile	637,448	611,642	4.2%	1,263,803	1,203,371	5.0%
Argentina	397,292	496,073	-19.9%	806,898	1,005,697	-19.8%
Brazil	385,804	409,161	-5.7%	763,509	883,724	-13.6%
Peru	207,739	201,593	3.0%	418,998	406,964	3.0%
Colombia	200,143	210,367	-4.9%	389,191	418,257	-6.9%
Revenues	1,828,425	1,928,836	-5.2%	3,642,399	3,918,013	-7.0%
Chile	162,980	155,728	4.7%	321,196	298,161	7.7%
Argentina	133,623	160,837	-16.9%	265,122	318,910	-16.9%
Brazil	85,003	89,133	-4.6%	172,274	188,419	-8.6%
Peru	48,104	44,552	8.0%	97,046	91,779	5.7%
Colombia	39,988	42,226	-5.3%	77,918	83,478	-6.7%
Gross Profit	469,699	492,476	-4.6%	933,555	980,747	-4.8%
Gross Margin	25.7%	25.5%	16 bps	25.6%	25.0%	60 bps
SG&A	-412,403	-433,785	-4.9%	-790,107	-845,798	-6.6%
Operating Income	60,239	60,424	-0.3%	150,465	139,309	8.0%
Adjusted EBITDA	94,473	93,372	1.2%	216,560	205,733	5.3%

Chile

●	Revenues: increased 4.2%, driven by a 3.4% SSS growth and the net opening of two stores YoY. A weaker consumption environment led to increased promotional activity to drive sales.
●
Gross Margin: despite greater promotional activity gross margin expanded of 11 bps, mainly as a result of lower logistics costs, greater efficiency related to process’ centralization and greater coordination with suppliers.

●
Adjusted EBITDA: grew 21.1% and margin expanded 131 bps YoY due to lower headcount, joint tender of supplies, cleaning services and maintenance for all business units in Chile, in addition to optimized energy consumption.

Argentina

●
Revenues: increased 15.7% YoY in local currency, explained by a SSS growth of 14.9% and the net closing of 2 stores. However, in Chilean pesos revenue decreased 19.9% due to the devaluation of the Argentine peso vs Chilean peso YoY.

●	Gross Margin: posted an expansion of 121 bps due to greater prices of goods sold given higher inflation compared to a historical cost of sales, and better joint management with suppliers.
●
Adjusted EBITDA: decreased 11.4% YoY in local currency and margin decreased 89 bps due to lower expense dilution as a result of salary increases and adjusted utility prices, coupled with lower consumption. These effects were partially offset by higher gross margin. In Chilean pesos adjusted EBITDA decreased 38.3% YoY due to the devaluation of the Argentine peso against the Chilean peso.

Brazil (Consolidated)

●
Revenues: increased 1.7% in local currency explained by a 0.7% decrease in SSS (an improvement from negative SSS of 2.3% in 1Q16) and the net closing of eleven stores YoY. Improved SSS is the result of the maturity of Prezunic’s commercial strategy, greater focus on food at Gbarbosa and a slight improvement in Bretas’ performance related to the adjustments on the commercial strategy. In Chilean pesos, revenue decreased 5.7% impacted by the devaluation of the Brazilian real against the Chilean peso.

●
Gross Margin: despite greater promotional activity, gross margin posted a YoY expansion for the seventh consecutive quarter (+25 bps vs. 2Q15) due to better agreements with suppliers, greater logistical and fiscal recovery and lower shrinkage. The expansion was achieved through better margins at Gbarbosa, partially offset by Bretas.

●	Adjusted EBITDA: decreased in local currency and margin contracted by 31 bps as a result of greater promotional activity to push sales and lower expense dilution.

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Prezunic: in local currency revenues increased as a consequence of SSS growth for the fourth consecutive quarter (5.3% vs 3.0% in 1Q16), reflecting the continuous improvement in assortment, pricing policy and more than 60% penetration from Dotz loyalty program. Gross margin slightly decreased as a result of greater focus on sales.

Gbarbosa: in local currency revenues decreased 3.9% reflecting the closing of five stores and a SSS decrease of 1.7% (-3.8% in 1Q16). Negative SSS is explained by the double-digit decrease in non-food, partially offset by improved positive SSS in food. Gross margin expanded YoY.

Bretas: in local currency revenues decreased 10.9% YoY, explained by -10.5% SSS and the closing of six stores. SSS posted a slight improvement vs 1Q16 (-12.2%) due to the implementation of new strategies after changes in management and adjustments on commercial activities involving larger purchase volume discounts. Gross margin decreased YoY as a result of greater focus on sales and the closing of stores.

Peru

●
Revenues: in local currency revenues decreased 1.0% as a result of the closing of one store and the sale of pharmacies, partially offset by 1.2% SSS growth and one opening. Lower SSS growth is explained by consumption affected by uncertainty about the change in government, and the reduction in promotional activity as a result of greater focus on profitability. In Chilean pesos, revenues increased 3.0% explained by the appreciation of the Peruvian sol against the CLP.

●	Gross Margin: increased by 106 bps due to a lower contribution from the wholesale business (sales with lower margins), greater income from commercial agreements, logistics savings and lower shrinkage.
●
Adjusted EBITDA: decreased 10.3% in local currency and margin fell 72 bps, explained by salary increases and higher energy, leasing and maintenance expenses. In Chilean pesos, adjusted EBITDA decreased 6.5% as a result of the appreciation of the currency YoY.

Colombia

●
Revenues: in local currency, increased 4.9% mainly explained by 6.6% SSS growth and two openings YoY, partly offset by the sale of pharmacies and lower sales from gas stations. SSS growth was driven by better brand positioning and improved value proposal, besides changes in the assortment of products. Food performance continues posting a positive trend (5.4%) and non-food increased on a double digit rate, mainly due to home appliances. In Chilean pesos, revenues declined 4.9% as a result of the devaluation of the COP against the CLP.

●	Gross Margin: decreased 9 bps due to greater promotional activity partially offset by greater private label and imported products penetration, coupled with improved shrinkage.
●
Adjusted EBITDA: in local currency adjusted EBITDA increased 11.8% and margin expanded 32 bps due to lower expenses related to legal contingencies, supplies, professional fees, travelling and the transport of securities.

Home Improvement

	Second Quarter			Six-Month, ended June 30th
HOME IMPROVEMENT	2016	2015		2016	2015
	CLP MM	CLP MM	∆%	CLP MM	CLP MM	∆%
Chile	124,118	123,175	0.8%	259,793	250,558	3.7%
Argentina	164,594	199,963	-17.7%	337,983	404,299	-16.4%
Colombia	15,722	15,281	2.9%	31,027	31,569	-1.7%
Revenues	304,434	338,418	-10.0%	628,802	686,425	-8.4%
Chile	33,240	35,087	-5.3%	69,425	70,291	-1.2%
Argentina	69,463	74,145	-6.3%	138,030	154,531	-10.7%
Colombia	3,932	3,782	3.9%	7,743	7,774	-0.4%
Gross Profit	106,635	113,015	-5.6%	215,198	232,596	-7.5%
Gross Margin	35.0%	33.4%	163 bps	34.2%	33.9%	34 bps
SG&A	-82,481	-85,315	-3.3%	-156,773	-165,318	-5.2%
Operating Income	24,339	27,795	-12.4%	58,714	67,515	-13.0%
Adjusted EBITDA	30,331	33,241	-8.8%	70,708	78,364	-9.8%

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Chile

●
Revenues: increased 0.8% YoY explained by one opening and increased online sales, partially offset by negative 1.0% SSS. SSS performance is explained by lower growth from the Retail segment related to a weaker economy and lower dynamism from the construction sector.

●	Gross Margin: decreased 171 bps YoY as a result of greater contribution from the wholesale business and greater promotional activity in the Retail segment.
●
Adjusted EBITDA: decreased 25.1% and margin posted a compression of 222 bps as a result of lower expense dilution related to lower sales and increased advertising expenses (after a change in the mix of media).

Argentina

●
Revenues: increased 18.9% in local currency explained by a 16.5% SSS growth, the opening of one store YoY and increased online sales. In Chilean peso revenues decreased 17.7% due to currency devaluation YoY.

●	Gross Margin: expanded 512 bps reflecting greater prices of goods sold due to inflation compared to a historical cost of sales.
●
Adjusted EBITDA: increased 43.7% in local currency and margin expanded 238 bps, as a result of greater gross margin, partially offset by salary and utility price increases, coupled with lower consumption. In Chilean pesos, adjusted EBITDA decreased 0.8% due to currency devaluation YoY.

Colombia

●
Revenues: increased 13.5% in local currency, driven by a SSS growth of 13.2%. SSS performance is explained by double-digit increases in the retail and wholesale segments, in addition to higher e-commerce sales.

●	Gross Margin: expanded 26 bps due to higher bonuses from suppliers, partially offset by an adjustment in the sales mix (greater contribution from wholesale business) and an inventory clearance.
●	Adjusted EBITDA: decreased 27 bps as a result of greater wholesale contribution on the business and lower SG&A dilution.

Department Stores

	Second Quarter			Six-Month, ended June 30th
DEPARTMENT STORES	2016	2015		2016	2015
	CLP MM	CLP MM	∆%	CLP MM	CLP MM	∆%
Chile	251,521	239,368	5.1%	485,034	451,046	7.5%
Peru	17,217	13,230	30.1%	30,919	24,479	26.3%
Revenues	268,737	252,598	6.4%	515,953	475,525	8.5%
Chile	70,990	78,223	-9.2%	136,001	135,521	0.4%
Peru	3,327	2,719	22.4%	6,020	4,500	33.8%
Gross Profit	74,318	80,942	-8.2%	142,021	140,020	1.4%
Gross Margin	27.7%	32.0%	-439 bps	27.5%	29.4%	-192 bps
SG&A	-70,912	-73,549	-3.6%	-138,280	-136,160	1.6%
Operating Income	3,697	7,791	-52.5%	4,156	4,467	-7.0%
Adjusted EBITDA	11,169	15,336	-27.2%	18,903	20,155	-6.2%

Chile

●
Revenues: increased 5.1% driven by a 5.0% SSS growth. Despite lower consumption, SSS growth is explained by greater promotional activity, better performance at Johnson, online sales growth (Cyber Monday) and focus on strengthening the e-commerce value proposal by the implementation of click & collect at three new stores (Johnson Melipilla, Jumbo La Reina and Easy Chicureo) in addition to the already operative 11 Paris stores.

●
Gross Margin: decreased 445 bps mainly due to greater promotional activity and the specific impact related to the delay on the admission of imported products to the country during January and February, having to replace it with local merchandise.

●
Adjusted EBITDA: decreased 24.6% and margin posted a compression of 195 bps as a result of greater promotional activity, partially offset by greater expense dilution YoY. Even considering lower sales and excluding the effect of severance payments in 2Q15, SG&A/sales posted an improvement YoY.

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Peru

●
Revenues: increased 24.9% in local currency, as a result of a 17.7%4 SSS growth with traffic increases (14.1%), reflecting the seventh consecutive quarter with sustained double-digit SSS growth. This growth is explained by the brand and team consolidation, coupled with the maturity of the stores and greater penetration from the credit card and loyalty program. In Chilean pesos revenues increased 30.1% YoY as a result of the appreciation of the currency in the period.

●	Gross Margin: posted a compression of 122 bps, as a result of greater participation from the home category and advanced clearances.
●	Adjusted EBITDA: decreased 4.0% in local currency, nevertheless the business achieved greater expense dilution by 356 bps after increased sales.

Shopping Centers

	Second Quarter			Six-Month, ended June 30th
SHOPPING CENTERS	2016	2015		2016	2015
	CLP MM	CLP MM	∆%	CLP MM	CLP MM	∆%
Chile	33,859	30,529	10.9%	67,626	61,501	10.0%
Argentina	17,623	20,150	-12.5%	33,337	38,020	-12.3%
Peru	5,285	4,670	13.2%	9,698	8,738	11.0%
Colombia	2,273	2,352	-3.4%	4,342	4,700	-7.6%
Revenues	59,040	57,701	2.3%	115,003	112,959	1.8%
Chile	32,387	29,113	11.2%	66,404	58,083	14.3%
Argentina	14,185	16,462	-13.8%	26,180	30,536	-14.3%
Peru	4,601	3,355	37.1%	8,318	6,851	21.4%
Colombia	2,206	2,272	-2.9%	4,211	4,540	-7.3%
Gross Profit	53,378	51,202	4.2%	105,112	100,009	5.1%
Gross Margin	90.4%	88.7%	167 bps	91.4%	88.5%	286 bps
SG&A	-9,493	-8,166	16.3%	-19,456	-17,224	13.0%
Operating Income	91,405	64,157	42.5%	171,013	116,886	46.3%
Asset revaluation	46,137	21,119	118.5%	84,096	34,096	146.6%
O.I. excl. Asset revaluation	45,268	43,037	5.2%	86,917	82,790	5.0%
Adjusted EBITDA	46,698	46,085	1.3%	89,916	89,715	0.2%

Chile

●
Revenues: increased 10.9% YoY driven by higher variable revenue associated with increased sales from tenants, better occupancy rates and contract renewals. To a lesser extent, revenue was also explained by greater parking revenues and the start in the collection of office leases in Costanera Center.

●	Gross Margin: expanded 29 bps YoY as a result of greater cost dilution for basic supplies, mainly water and energy.
●
Adjusted EBITDA: increased 8.4% and margin posted a compression of 187 bps, mainly due to the elimination of the benefit to apply the payment of property taxes as a credit on income tax, following the tax reform5.

Argentina

●
Revenues: increased 26.3% in local currency due to a greater contribution from the variable portion of the rent charged to tenants, reflection of increased inflation, in addition to a slight increase on the occupancy rate of Rosario Mall. In Chilean pesos, revenues decreased 12.5% as a result of the devaluation of Argentine peso against Chilean peso.

●	Gross Margin: reduced 121 bps as a result higher energy costs after the decrease in subsidies, greater security and cleaning expenses after the salary adjustment and higher municipal taxes.
●
Adjusted EBITDA: increased 17.8% in local currency and margin decreased 557 bps as a result of lower gross margin, higher advertising expenses and increased legal contingency expenses. In Chilean peso adjusted EBITDA decreased 18.5% as a result of currency devaluation YoY.

Peru

●
Revenues: grew 8.9% in local currency as a result of an increase in occupancy rates from 90.2% in 2Q15 to 94.7% in 2Q16 driven by Arequipa Shopping Mall, the renewal of contracts of a few tenants and the incorporation of revenues from the rental of pharmacies. In Chilean pesos, revenues grew 13.2% as a result of currency appreciation YoY.

4 The difference between revenues in local currency and SSS reflect the reclassification from lower COGS in 2Q15 to higher revenues in 2Q16, for B2B access.
5 In 2015 the benefit was up to 50%, while in 2016 the benefit was elimitated by 100%.

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●	Gross Margin: expanded from 71.9% in 2Q15 to 87.1% in 2Q16, benefitting from the increase in common expenses charged to tenants (fixed cost).
●	Adjusted EBITDA: increased 26.6% in local currency and margin expanded 1,089 bps explained by greater gross margin, partially offset by higher leasing and utility service expenses, and property taxes.

Colombia

●
Revenues: grew 6.6% in local currency driven by increased of in-store GLA6 sales, and the incorporation of revenues associated to the lease of pharmacies. In Chilean pesos, revenues decreased 3.4% as a result of currency devaluation YoY.

●	Gross Margin: expanded 46 bps partly explained by the incorporation of revenues associated to the rental of pharmacies.
●
Adjusted EBITDA: grew 55.2% in local currency and margin expanded 2,547 bps, due to better gross margin together with lower maintenance and uncollectable expenses. In Chilean pesos, adjusted EBITDA increased 40.8% explained by the devaluation of the Colombian peso.

Financial Services

	Second Quarter			Six-Month, ended June 30th
FINANCIAL SERVICE	2016	2015		2016	2015
	CLP MM	CLP MM	∆%	CLP MM	CLP MM	∆%
Chile	295	850	-65.3%	709	850	-16.6%
Argentina	26,617	23,315	14.2%	49,608	45,868	8.2%
Brazil	567	716	-20.9%	1,716	2,569	-33.2%
Peru	14,739	11,386	29.5%	28,630	21,699	31.9%
Colombia	929	508	82.9%	2,217	2,254	-1.6%
Revenues	43,147	36,775	17.3%	82,880	73,239	13.2%
Chile	311	1,221	-74.6%	755	1,221	-38.2%
Argentina	19,321	17,708	9.1%	35,178	33,944	3.6%
Brazil	567	716	-20.9%	1,716	2,569	-33.2%
Peru	7,123	5,854	21.7%	14,863	10,470	42.0%
Colombia	929	508	82.9%	2,217	2,254	-1.6%
Gross Profit	28,251	26,008	8.6%	54,729	50,458	8.5%
Gross Margin	65.5%	70.7%	-524 bps	66.0%	68.9%	-286 bps
SG&A	-13,658	-14,890	-8.3%	-25,994	-27,717	-6.2%
Operating Income	14,595	11,155	30.8%	28,736	22,777	26.2%
Adjusted EBITDA	17,744	13,546	31.0%	35,480	25,620	38.5%

Argentina
In local currency, revenues grew 64.9% explained by the 66.2% increase in the loan portfolio, mainly because of greater loan volume and to a lesser extent due to higher income from insurances and fees. Gross margin contracted 336 bps as a result of increased cost of funding and higher activation costs and expenses incurred in attracting new customers.

Peru
In local currency, revenues increased 24.4% YoY as a result of the 46.8% loan portfolio growth, greater card usage and higher revenues from commissions. Gross margin decreased 309 bps reflecting higher risk in line with greater loan volume following more aggressive activity to capture new customers, which tends to reverse during the second half of the year.

Chile
Revenues decreased 65.3% YoY as a result of the completion of the JV with Scotiabank in Chile and the consequent deconsolidation of the business, and lower business volume at Banco Paris.

6 In store GLA = small size stores standing next to the line of check-outs of the supermarket. Tenants are oriented towards a narrow mix of goods and personal services such as drugstores, bank branches, dry cleaning facilities, smoke shops, accessories, hair salons, among others).

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Colombia

Adjusted EBITDA increased 1.1% in local currency due to loan portfolio growth of 3.1% and higher interest rates charged, partially offset by higher cost of funding. In Chilean pesos, adjusted EBITDA decreased 8.3% as a result of currency devaluation YoY.

Brazil

Adjusted EBITDA decreased 15.8% in local currency as a result of higher risk charges, as a consequence of the country’s economic situation, and greater cost of funding, despite the 1.7% YoY increase in the loan portfolio. In Chilean pesos, adjusted EBITDA dropped 20.9% as a result of the devaluation of Brazilian real vs Chilean peso YoY.

Non-Operating Income

	Second Quarter			Six-Month, ended June 30th
	2016	2015	∆%	2016	2015	∆%
Participation in profit of equity method associates	2.412	2.795	-13,7%	2.860	1.745	63,9%
Net Financial Income	-57.614	-59.368	-3,0%	-244.100	-173.548	40,7%
Income (loss) from foreign exchange variations	6.088	-16.706	-136,4%	-113.982	-43.609	161,4%
Result of indexation units	-4.783	-7.579	-36,9%	-22.047	-44.546	-50,5%
Non-operating income (loss)	-53.897	-80.858	-33,3%	-377.268	-259.958	45,1%

●
Participation in profit of equity method associates decreased 13.7% mainly as a result of the sale of 33.3% stake at Mall Viña del Mar S.A. (-CLP 1,045 million), partially offset by increased results from the credit card JV in Chile (CLP 623 million or +36.2%). This result is 49% of businesses’ net profit. Higher results from the JV reflect the 20.7% loan portfolio growth, greater revenues from commissions charged to businesses for card usage and increased disencumbrance insurances related to the higher number of new customers. Profitability of the operation also improved on lower costs related to a strategy of cost rationalization and capturing business efficiencies.

●
The profit from exchange rate variations is explained by the fluctuation of the Chilean peso against the USD YoY, besides lower exposure to USD of the unhedged portion of the debt (as of June 2015, 31.5% of total debt was denominated in US dollars after CCS vs. 17.1% in 2Q16). Additionally, Cencosud registered a lower negative outcome from the reclassification of the exchange rate effect in the Fair Value of derivatives (CLP -3,203 million in 2Q16 vs. CLP -3,654 million in 2Q15).

●	Loss from Indexation Units decreased by CLP 2,796 million as a result of lower variation from the UF during the quarter vs. the same period last year (0.93% in 2Q16 vs. 1.46% in 2Q15).

●
The 3.0% decrease in Net Financial Costs reflects the positive outcome from the reclassification of the rate effect in the Fair Value of derivatives over consolidated Net Financial Costs (CLP 7.005 million in 2Q16 vs. CLP -4,472 million in 2Q15), which was partially offset by higher financial expenses from bank loans and bonds, mainly Brazil and Argentina, besides the effect of the fluctuation of CLP against USD YoY.

EBITDA & Adjusted EBITDA

	Second Quarter					Six-Month, ended June 30th
	2016	Margin	2015	Margin		2016	2015
EBITDA BY COUNTRY	CLP MM	(%)	CLP MM	(%)	∆%	CLP MM	CLP MM	∆%
CHILE - Supermarkets	60.038	9,4%	49.572	8,1%	21,1%	124.952	100.102	24,8%
CHILE - Department Stores	12.482	5,0%	16.551	6,9%	-24,6%	21.991	23.710	-7,3%
CHILE - Home Improvement	7.986	6,4%	10.660	8,7%	-25,1%	20.074	22.523	-10,9%
CHILE - Shopping Center	41.855	123,6%	43.953	144,0%	-4,8%	98.013	81.358	20,5%
CHILE - Financial Services	1.059		764		38,6%	2.819	764	269,1%
CHILE - Others	28.536		17.079		67,1%	43.481	-15.293	-384,3%
Chile	151.955	14,5%	138.578	13,8%	9,7%	311.329	213.164	46,1%
Argentina	79.198	13,0%	61.461	8,3%	28,9%	142.745	120.794	18,2%
Brazil	-2.008	-0,5%	-118.006	-28,8%	-98,3%	6.623	-110.293	-106,0%
Peru	15.154	6,2%	12.606	5,5%	20,2%	39.034	28.976	34,7%
Colombia	9.785	4,5%	5.954	2,6%	64,4%	12.950	5.967	117,0%
Total	254.085		100.592		152,6%	512.682	258.607	98,2%
EBITDA margin (%)	10,1%		3,8%		629 bps	10,3%	4,9%	536 bps

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	Second Quarter					Six-Month, ended June 30th
	2016	Margin	2015	Margin	∆%	2016	2015	∆%
EBITDA BY BUSINESS	CLP MM	(%)	CLP MM	(%)		CLP MM	CLP MM
Supermarkets	94.473	5,2%	93.372	4,8%	1,2%	216.560	205.733	5,3%
Department Stores	11.169	4,2%	15.336	6,1%	-27,2%	18.903	20.155	-6,2%
Home Improvement	30.331	10,0%	33.241	9,8%	-8,8%	70.708	78.364	-9,8%
Shopping Center	92.836	157,2%	67.204	116,5%	38,1%	174.012	123.811	40,5%
Financial Services	17.744	41,1%	13.546	36,8%	31,0%	35.480	25.620	38,5%
Others	7.533		-122.107		N.A.	-2.981	-194.191	-98,5%
Total	254.085		100.592		152,6%	512.682	259.493	97,6%
EBITDA margin (%)	10,1%		3,8%		629 bps	10,3%	4,9%	535 bps

	Second Quarter					Six-Month, ended June 30th
	2016	Margin	2015	Margin	∆%	2016	2015	∆%
ADJUSTED EBITDA	CLP MM	(%)	CLP MM	(%)		CLP MM	CLP MM
CHILE - Supermarkets	60.038	9,4%	49.572	8,1%	21,1%	124.952	100.102	24,8%
CHILE - Department Stores	12.482	5,0%	16.551	6,9%	-24,6%	21.991	23.710	-7,3%
CHILE - Home Improvement	7.986	6,4%	10.660	8,7%	-25,1%	20.074	22.523	-10,9%
CHILE - Shopping Center	27.421	81,0%	25.294	82,9%	8,4%	53.855	50.968	5,7%
CHILE - Financial Services	1.059		764		38,6%	2.819	764	269,1%
CHILE - Others	26.442		36.743		-28,0%	5.728	14.615	-60,8%
Chile	135.427	12,9%	139.585	13,9%	-3,0%	229.418	212.682	7,9%
Argentina	49.291	8,1%	59.617	8,0%	-17,3%	106.064	122.086	-13,1%
Brazil	-1.778	-0,5%	-117.407	-28,6%	-98,5%	7.258	-108.695	-106,7%
Peru	13.938	5,7%	12.890	5,6%	8,1%	36.698	27.355	34,2%
Colombia	9.765	4,5%	9.075	4,0%	7,6%	12.786	9.089	40,7%
Total	206.643		103.759		99,2%	392.224	262.518	49,4%
Adjusted EBITDA margin (%)	8,2%		4,0%		428 bps	7,9%	5,0%	288 bps

	Second Quarter					Six-Month, ended June 30th
	2016	Margin	2015	Margin	∆%	2016	2015	∆%
ADJUSTED EBITDA BY BUSINESS	CLP MM	(%)	CLP MM	(%)		CLP MM	CLP MM
Supermarkets	94.473	5,2%	93.372	4,8%	1,2%	216.560	205.733	5,3%
Department Stores	11.169	4,2%	15.336	6,1%	-27,2%	18.903	20.155	-6,2%
Home Improvement	30.331	10,0%	33.241	9,8%	-8,8%	70.708	78.364	-9,8%
Shopping Center	46.698	79,1%	46.085	79,9%	1,3%	89.916	89.715	0,2%
Financial Services	17.744	41,1%	13.546	36,8%	31,0%	35.480	25.620	38,5%
Others	6.228		-97.821		-106,4%	-39.344	-157.070	-75,0%
Total	206.643		103.759		99,2%	392.224	262.518	49,4%
Adjusted EBITDA margin (%)	8,2%		4,0%		428 bps	7,9%	5,0%	288 bps

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Balance Sheet Summary

(In millions of Chilean pesos as of June 30th, 2016)
	Jun 16	Dec 15	Variation	%
	MM CLP	MM CLP
Cash and cash equivalents	204.307	268.275	-63.968	-23,8%
Other financial assets, current	58.603	254.851	-196.248	-77,0%
Other non-financial assets, current	28.580	14.442	14.138	97,9%
Trade receivables and other receivables	764.503	819.839	-55.336	-6,7%
Receivables from related entities, current	18.532	14.851	3.681	24,8%
Inventory	1.076.823	1.068.309	8.514	0,8%
Current tax assets	79.912	61.197	18.715	30,6%
Total current assets other from non-current assets classified as held for sale	2.231.261	2.501.765	-270.503	-10,8%
Non-current assets classified as held for sale	41.328	-	41.328	N.A.
TOTAL CURRENT ASSETS	2.272.590	2.501.765	-229.175	-9,2%
Other financial assets, non-current	359.039	421.533	-62.493	-14,8%
Other non-financial assets, non-current	48.941	31.908	17.033	53,4%
Trade receivable and other receivables, non-current	18.377	30.997	-12.619	-40,7%
Equity method investment	196.873	251.528	-54.655	-21,7%
Intangible assets other than goodwill	409.534	401.749	7.785	1,9%
Goodwill	1.459.558	1.391.692	67.866	4,9%
Property, plant and equipment	2.634.456	2.711.491	-77.035	-2,8%
Investment property	1.846.089	1.807.095	38.994	2,2%
Current Tax assets, non-current	8.647	8.854	-207	-2,3%
Deferred income tax assets	627.407	552.114	75.292	13,6%
TOTAL NON-CURRENT ASSETS	7.608.921	7.608.960	-40	0,0%
TOTAL ASSETS	9.881.510	10.110.725	-229.215	-2,3%

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	Jun 16	Dec 15	Variation	%
	MM CLP	MM CLP
Other financial liabilities, current	473.091	356.173	116.918	32,8%
Trade payables and other payables	1.507.359	1.856.525	-349.166	-18,8%
Payables to related entities, current	20.647	29.197	-8.550	-29,3%
Provisions and other liabilities	13.477	15.642	-2.165	-13,8%
Current income tax liabilities	86.301	49.434	36.867	74,6%
Current provision for employee benefits	92.434	97.889	-5.455	-5,6%
Other non-financial liabilities, current	64.805	21.226	43.580	205,3%
Total liabilities other than liabilities included in group of assets classified as held for sale	2.258.114	2.426.085	-167.972	-6,9%
Liabilities included in groups of assets classified as held for sale	6.062	-	6.062	N.A.
TOTAL CURRENT LIABILITIES	2.264.176	2.426.085	-161.909	-6,7%
Other financial liabilities, non-current	2.789.812	2.924.038	-134.227	-4,6%
Trade accounts payable, non-current	4.638	4.503	135	3,0%
Other provisions, non-current	74.365	78.189	-3.823	-4,9%
Deferred income tax liabilities	691.925	649.536	42.389	6,5%
Other non-financial liabilities, non-current	62.506	57.562	4.944	8,6%
TOTAL NON-CURRENT LIABILITIES	3.623.246	3.713.828	-90.582	-2,4%
TOTAL LIABILITIES	5.887.422	6.139.913	-252.491	-4,1%
Paid-in Capital	2.370.372	2.321.381	48.991	2,1%
Retained earnings (accumulated losses)	2.312.218	2.329.411	-17.194	-0,7%
Issuance premium	491.478	526.633	-35.155	-6,7%
Other reserves	-1.180.092	-1.205.680	25.588	-2,1%
Net equity attributable to controlling shareholders	3.993.976	3.971.746	22.230	0,6%
Non-controlling interest	112	-934	1.046	-112,0%
TOTAL NET EQUITY	3.994.088	3.970.812	23.277	0,6%

TOTAL NET EQUITY AND LIABILITIES	9.881.510	10.110.725	-229.215	-2,3%

ASSETS BY COUNTRY	Jun 16	Dec 15	Variation	%
	MM CLP	MM CLP
Chile	4.601.708	4.848.798	-247.090	-5,1%
Argentina	1.107.556	1.242.360	-134.804	-10,9%
Brazil	1.329.424	1.165.419	164.004	14,1%
Peru	1.222.737	1.277.032	-54.295	-4,3%
Colombia	1.620.086	1.577.116	42.970	2,7%
Consolidated	9.881.510	10.110.725	-229.215	-2,3%

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LIABILITIES BY COUNTRY	Jun 16	Dec 15	Variation	%
	MM CLP	MM CLP
Chile	4.011.800	4.182.284	-170.485	-4,1%
Argentina	600.573	693.797	-93.224	-13,4%
Brazil	506.229	472.092	34.137	7,2%
Peru	377.370	397.106	-19.736	-5,0%
Colombia	391.450	394.633	-3.183	-0,8%
Consolidated	5.887.422	6.139.913	-252.491	-4,1%

EQUITY BY COUNTRY	Jun 16	Dec 15	Variation	%
	MM CLP	MM CLP
Chile	749.119	855.444	-106.325	-12,4%
Argentina	645.932	690.664	-44.732	-6,5%
Brazil	820.534	690.695	129.840	18,8%
Peru	709.411	717.680	-8.270	-1,2%
Colombia	1.069.093	1.016.329	52.764	5,2%
Consolidated	3.994.088	3.970.812	23.277	0,6%

As of June 30th total assets decreased by CLP 229,215 million when compared to December 31st 2015 as a result of declines of CLP 229,175 million current assets and CLP 40 million in non-current assets.

The decrease in Current Assets is explained by the decline of CLP 196,248 million in Other Financial Assets Current, CLP 63,968 million in Cash and Cash Equivalents and CLP 55,336 million in Trade Receivables and Other Receivables. These decreases were partially offset by CLP 41,328 million of Assets Classified as Held for Sale (unproductive land bank in Chile and gas stations in Colombia) and a CLP 18,715 million increase in Current Tax Assets. The decrease in Other Financial Assets Current is explained by lower investments in Mutual Funds and instruments of high liquidity (Banco Paris’ deposits due to lower activity). Lower Cash and Trade Receivables reflect business seasonality (cash and trade receivables increase in 4Q due to Christmas and decrease in 1Q and 2Q after the payment to suppliers) and the devaluation of the Argentine peso. The increase in Current Tax Assets is explained by higher recoverable taxes caused by the merge of Companies in Chile, increased federal taxed in Brazil and the appreciation of the BRL and COP in the period, partially offset by the devaluation of the ARS.

Total liabilities decreased CLP 252,491 million due to lower current and non-current liabilities by CLP 161,909 million and CLP 90,582 million, respectively.

Current liabilities decreased as a result of a reduction in Trade Payables and Other Payables by CLP 349,166 million due to business seasonality, the devaluation of the Argentine peso and to a lesser extent the devaluation of the Colombian peso. This reduction was partially offset by increases in Other Financial Liabilities Current of CLP 116,918 million, Other Non-Financial Liabilities Current of CLP 43,580 million and Current Income Tax Liabilities of CLP 36,867 million, plus the classification of CLP 6,062 million of liabilities included with assets held for sale. The increase in Other Financial Liabilities Current is explained by the fluctuation of the exchange rate over dollar denominated debt, which was partially offset by lower term deposits at Banco Paris. Increased Other Non-Financial Liabilities Current is the result of the provision of the dividend distribution (30% of net distributable net income), and higher Current Income Tax Liabilities is the result of the appreciation of the BRL & COP in the period, partially offset by the devaluation of the ARS.

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Non-current Liabilities decreased mainly due to lower Other Financial Liabilities Non-Current by CLP 134,227 million, reflecting lower bond and bank debt, partially offset by the increase of CLP 42,389 million in Deferred Income Tax Liabilities explained by the appreciation of the BRL and COP in the period, partially offset by the devaluation of the ARS.

Amortization Schedule

(In millions of USD as of June 30, 2016)

Indebtedness

As of June 30th, 2016, net financial debt (not considering Cencosud’s banking activities in Chile and Peru) was CLP 2,589,890 million, up from CLP 2,300,048 million as of December 31st, 2015.

Financial Ratios7

(in times)	Jun-16	Dec-15	Jun-158
Net Financial Debt / Adjusted EBITDA	3,17	3,25	3,52
Net Financial Debt / Adjusted EBITDA	3,17	3,25	3,52
Financial Expense Ratio	3,27	2,84	2,66
Financial Debt / Equity	0,65	0,58	0,54
Total Liabilities/ Equity	1,44	1,51	1,34
Current Assets / Current Liabilities	0,95	1,00	0,98

Interest Rate Risk

As of June 30th, 2016, including the Cross Currency Swaps, 69% of the Company’s financial debt was at fixed interest rates, primarily short-term debt and bonds. Remaining debt percentage of debt was at variable interest rates. Of the variable-rate debt, 98.2% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges

In the countries where Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company’s debt is denominated in Chilean pesos. As of June 30th, 2016, roughly 69.7% of consolidated financial debt was denominated in US dollars; 75.5% of total financial debt was covered using Cross Currency Swaps or other Exchange Rate Hedges. The Company’s policy is to cover the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency using market instruments. Considering the effect of the Cross Currency Swaps, as of June 30st, 2016, the Company’s exposure to the US dollar was 17.1% of the total debt.

7 These financial ratios are displayed for information purposes only and do not represent financial covenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud banking activities.
8 As of 3Q15 it was performed the reclassification of the FV of derivatives from Other gains (losses) to Exchange Differences and Net Financial Cost. This generated an impact in EBITDA, therefore published ratio was modified to make figures comparable.

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Working Capital Ratios9

	Inventory turnover			Average period of receivables			Average period of payables
(days)	2Q16	2Q15	∆	2Q16	2Q15	∆	2Q16	2Q15	∆
Supermarkets	43,4	41,1	2,3	11,0	9,8	1,2	43,9	43,0	0,9
Home Improvement	86,4	109,2	-22,8	14,7	13,9	0,7	49,7	51,0	-1,3
Department Store	79,0	79,8	-0,8	7,6	13,8	-6,2	50,3	46,0	4,3
Shopping Centers				36,4	46,5	-10,0	40,9	31,0	9,9
Financial Retail							31,7	31,0	0,7

Inventory turnover:

●	Inventory turnover in Home Improvement decreased 22.8 days, explained by Argentina (influenced by currency devaluation) and Chile, partially offset by Colombia.
●	Department Stores remained stable YoY.
●
Supermarkets increased inventory by 2.3 days as a result of the average exchange rate as of June 2016 and 2015, fluctuation when compared to the period end exchange rate, mainly for Brazil, Colombia and Argentina.

Average period of receivables:

●
Shopping Centers decreased the average period of receivables by 10.0 days due to lower days in Argentina (influenced by currency devaluation), Chile and Peru, partially offset by increased days in Colombia. Department Stores reduced the average period of receivables by 6.2 days, explained by a reduction in accounts receivables and higher revenues in Peru.

●	Supermarkets increased the average period of receivables by 1.2 days, explained by higher days in Brazil, Peru and Chile, partially offset by Argentina (influenced by currency devaluation).
●	Home Improvement remained stable YoY.

Average period of payables:

●	Home Improvement posted a decrease of 1.3 days in average period of payables, explained by lower days in Chile and Argentina, partially offset by increased days in Colombia.
●	Shopping Centers posted an increase of 9.9 days explained by higher days in Chile. Department Stores experienced increased average period of payables by 4.3 days YoY, reflecting higher days in Chile.
●	Supermarkets and Financial Services remained stable YoY.

Cash Flow Summary

as of June 30st 2016 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated

Supermarkets	-47.624	-37.520	8.407	-76.737
Shopping Centers	64.267	105.416	-175.515	-5.832
Home Improvement	-44.015	-12.141	54.602	-1.553
Department Stores	-13.487	-12.612	664	-25.436
Financial Service	14.217	39.314	-53.377	155
Others	-94.428	135.978	19.058	60.608
D.O. Adjustment	-	-	-	-
Consolidated	-121.069	218.435	-146.160	-48.795

9 Figures from Income Statement were translated to CLP with average exchange rate and figures from the Balance Sheet were translated using end of period exchange rate. Therefore, fluctuations in the rations consider exchange rate variations against CLP. As of June 2016, when compared to the same period in 2015, the average exchange rates that presented greater variations were ARS, COP and BRL.

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as of June 30st 2015 MM CLP	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
Supermarkets	173.573	-45.155	-161.256	-32.838
Shopping Centers	52.679	-5.053	-44.085	3.542
Home Improvement	10.168	-345	-1.440	8.383
Department Stores	6.010	-11.625	7.912	2.297
Financial Service	200.702	350.586	-436.007	115.281
Others	-70.791	12.053	100.848	42.110
D.O. Adjustment	-107.449	-750	35.259	-72.941
Consolidated	264.892	299.710	-498.770	65.833

Taking into account cash flow from operations, financing activities and cash used in investing activities, Cencosud reached a negative net cash flow of CLP 48,795 million for the 6 months ended June 30, 2016 compared to a positive net cash flow of CLP 65,833 million for the 6 months ended June 30, 2015.

Operating Activities

As of June 30, 2016 the Company registered a negative cash flow of CLP 121,069 million when compared to a positive cash flow of CLP 264,892 million for the same period in 2015. This is explained by lower cash flow from Supermarkets, Financial Services, Others Segment (Corporation), Home Improvement and Department Stores, partially offset by Shopping Centers. Lower cash flow from Supermarkets is explained by lower contribution from the business associated with increased promotional activity, wage increases, third party payments and increased inventories, currency devaluation in Argentina and Colombia, and finally  the change on the time payment for the sales using credit card after the JV with Scotiabank was completed10. Cash flow from Financial Services decreased due to the unfavorable comparison base associated with the release of working capital requirements in 2015 after the Scotiabank transaction was completed. Additionally, cash flow decreased due to the devaluation of the Argentine peso, lower EBITDA generation from Brazil explained by lower consumption and greater risk, and higher costs of funding in Colombia and the devaluation of the COP. The Others segment decreased mainly as a result of lower tax recovery in Chile YoY and greater payments to suppliers, mainly in Chile. In Home Improvement, cash flow decreased due to lower expense dilution in Argentina, reflecting lower consumption and salary increases, besides the devaluation of the ARS and COP, which was compensated by higher cash flows from Chile. Department Stores cash flow decreased due to lower contribution from Chile explained by greater promotional activity. Higher operating cash flow from Shopping Centers is explained by greater contribution from Chile, Peru and Colombia, partially offset by Argentina (affected by currency devaluation). In Chile the increase is explained by better collection management. The increase in Peru is related to greater occupancy rates and the renewal of some lease agreements, and in Colombia, it was due to higher contribution after increased sales from tenants, lower maintenance expenses and uncollectables. Finally, Argentina decreased its contribution as a result of currency devaluation.

Investment Activities

Net cash flow from investing activities decreased by CLP 81,276 million, reaching CLP 218,435 million for the 6 months ended as of June 30, 2016, from CLP 299,710 million for the same period in 2015. The variation is mainly explained by Financial Services, which decreased its cash flow by CLP 311,272 million due to the completion of the sale ofa  51% stake of the financial services business in Chile and the collection of the long term debt that CAT used to hold with Cencosud S.A. for the funding of the loan portfolio. This decrease was partially offset by higher cash flows from Shopping Centers, after the sale of the 33.3% stake in Mall Viña del Mar S.A. and the increase in the Others segment (Corporation) due to lower investments in highly liquid instruments (Banco Paris). Additionally, lower investment in other businesses is also explained by lower openings YoY.

Financing Activities

Net cash flow from financing activities amounted to CLP (146,160) million for 6 months ended in June 30, 2016 vs. CLP (498,770) million for the same period in 2015. In February 2015 Cencosud registered cash inflows associated to the US$1 billion international bond issue and cash outflows in connection with amortization of bank loans and bonds, as well as interest payments. In 2016, Cencosud only registered the cash outflow associated to the ordinary and extraordinary dividend payment in May.

10 Before the JV capital payments related to sales using Cencosud Credit Card as a payment method, were recognized in installments and the interest rate at the Financial Retail Operation. Since May 2015, the JV pays to Cencosud capital within 48 hrs. after the sale.

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Retail Market Commentary

Chile

Retail sales grew 1.1% YoY in June and 3.1% in 2Q16, according to the National Statistics Institute of Chile, in a context of low commodity prices, fragile private sentiment and less fiscal support, while private consumption data is weakening. Elsewhere, the unemployment rate rose to 6.9% in 2Q16, from 6.5% in the equivalent 2015 period, a level last seen in 2011.

Cencosud’s Chile’s supermarket SSS expanded 3.4%, resilient to lower activity, and in the case of department stores SSS reached 5.0%, showing a deceleration versus 1Q16. Home improvement noted the impact in a greater extent, with a contraction of 1.0% in SSS.

Argentina

Retail sales volumes in Argentina rose 20.7% YoY in May 2016, according to the INDEC. This was due to an increase across sectors, including food and beverages, which rose 33.4%. The broader economic backdrop is mixed. Latest data shows in the first quarter, the Argentine economy expanded just 0.5% over the same period of the previous year and well below the 2.2% increase in the prior quarter, INDEC data shows. The result was driven by currency depreciation and the end of utility subsidies, which has caused soaring inflation and declining investment, as well as lower purchasing power from consumer. Consumer confidence rose to 45.6% YoY in July, an improvement from May and June and a change from the downward trend earlier in 2016. The International Monetary Fund has said Argentina’s economy will likely improve in 2017.

Supermarket SSS in Argentina continued their trend of expansion, growing 14.8% over the quarter, as a result of an uptick in consumer confidence and Cencosud’s ability to continue to execute on the strategy implemented in 2016. Home improvement posted a 16.5% growth in SSS influenced by inflation.

Brazil

Brazil retail sales volume dropped 9% in May, according to the national statistics agency. The decrease was mainly due to higher inflation, declining consumer confidence, and political uncertainty.

Other indicators were mixed: Brazil’s consumer confidence rose 5% YoY in July, while industrial production has either risen or been steady since March, according to Brazil’s statistics agency. Vehicle sales and production rose in June, the third month-on-month rise, according to Brazilian car maker’s association Anfavea. While inflation continues to fall since January 2016, it is still up 8.8% YoY as of June 2016. The result is in line with market consensus and above the central bank’s 4.5% target (± 2%).

The still-difficult economic backdrop continues to affecting Supermarket SSS figures in Brazil, which fell 0.7% YoY, an improvement from the 2.3% contraction in 1Q16.

Peru

Peru has one of Latin America’s stronger economies, with Central Bank estimates that the nation’s economy expanded 4% in the first half of this year. Economic activity has recorded 82 consecutive months of expansion, driven by sectors such as mining, construction, trade and logistics sectors. Yet consumer confidence is still fragile; in June, a consumer confidence indicator by GfK fell from May’s record-high of 121 points to 109 points. Similarly, business sentiment climbed to 19-month high in June, reaching 54.3 points, above the 50-point threshold separating optimism from pessimism.

Cencosud’s Supermarket SSS posted 0.6% growth in the second quarter, reflecting the ongoing uncertainty, despite a backdrop of broad economic improvement and a high competitive environment. In the same context, department stores showed 17.7% growth, as a result of brand maturity.

Colombia

Retail sales volumes in Colombia fell 0.7% YoY in June 2016, according to the National Administrative Department of Statistics (DANE), missing market consensus of a 2% gain as the country experiences ongoing inflation. Consumer confidence is slowly continuing to improve since January 2016, marking -11.3% YoY in June 2016, but remains below the 0-point threshold separating optimism from pessimism. However, willingness to buy a home has turned positive after five consecutive months of a negative sentiment.

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Looking ahead, economists expect a positive response from consumers since the July 24th ceasefire agreement between President Juan Manuel Santos and the FARC rebel group, opening up large parts of the country to government and business investment. In July, the International Monetary Fund reiterated its prior projection for a GDP expansion of 2.5% in Colombia this year and 3.0% in 2017.

The improvement across several economic indicators was reflected in Cencosud’s Supermarket and Home Improvement SSS, which rose 6.6% and 13.2% for the second quarter respectively, up from a 2.4% contraction in 2Q15 in the case of supermarkets, and an expansion from the 1.0% in 2Q15 in the case of home improvement.

Retail Indicators

	N° stores		Total Selling Space (sq2)		Average selling space per store (sq2)		% Leased and Occupancy Rate
	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15
Chile	245	243	577.547	575.528	2.357	2.368	66,5%	60,1%
Argentina	283	285	522.901	525.464	1.848	1.844	55,8%	55,8%
Brazil	211	222	591.688	609.356	2.804	2.745	92,4%	92,8%
Peru	89	89	267.301	265.805	3.003	2.987	48,3%	47,2%
Colombia	102	100	426.473	425.133	4.181	4.251	33,3%	34,0%
Supermarkets	930	939	2.385.911	2.401.287	2.565	2.557	62,6%	61,4%
Chile	35	34	325.315	319.619	9.295	9.401	11,4%	8,8%
Argentina	51	50	391.546	383.786	7.677	7.676	21,6%	22,0%
Colombia	10	10	82.320	82.320	8.232	8.232	30,0%	30,0%
Home Improvement	96	94	799.181	785.725	8.325	8.359	18,3%	17,5%
Chile	78	78	370.688	372.118	4.752	4.771	68,6%	73,1%
Peru	9	9	45.233	45.233	5.026	5.026	88,2%	88,9%
Department Store	87	87	415.921	417.351	4.781	4.797	70,7%	74,8%
Chile	25	25	421.564	431.207	16.863	17.248	98,0%	97,8%
Argentina	22	22	277.203	277.203	12.600	12.600	97,4%	96,2%
Peru	4	4	71.191	71.191	17.798	17.798	94,7%	90,2%
Colombia	2	2	14.991	14.991	7.496	7.496	36,9%	28,2%
Shopping Centers	53	53	784.949	794.592	14.810	14.992	96,3%	95,3%

TOTAL	1.166	1.173	4.385.962	4.398.955	3.762	3.750

figures in USD th	Average sales per store				Sales per Square meter
	2Q		LTM		2Q		LTM
	2016	2015	2016	2015	2016	2015	2016	2015
Chile	3.950	3.935	15.896	15.760	1.672	1.642	6.727	6.575
Argentina	2.115	2.609	10.409	10.392	1.146	1.422	5.640	5.664
Brazil	2.694	2.787	10.876	13.475	971	1.025	3.921	4.955
Peru	3.529	3.464	14.943	14.588	1.178	1.156	4.989	4.867
Colombia	2.996	3.181	12.156	14.158	711	748	2.883	3.328
Supermarket	2.958	3.128	12.570	13.278	1.155	1.223	4.908	5.194
Chile	5.440	5.644	22.092	22.155	582	594	2.364	2.330
Argentina	4.928	6.047	25.296	23.829	642	788	3.295	3.104
Colombia	2.377	2.432	9.516	10.755	289	292	1.156	1.293
Home Improvement	4.845	5.532	22.471	21.889	581	659	2.694	2.607
Chile	4.876	4.640	19.902	18.611	1.024	972	4.180	3.898
Peru	2.892	2.667	10.986	9.726	576	518	2.186	1.889
Department Store	4.671	4.467	18.980	17.831	975	929	3.963	3.709
Chile	2.048	1.846	8.476	7.611	120	109	497	451
Argentina	1.211	1.523	5.617	5.569	96	117	446	429
Peru	1.998	2.017	7.495	7.883	112	109	421	426
Colombia	1.718	1.778	6.539	7.487	229	241	872	1.015
Shopping Center	1.684	1.728	7.142	6.816	113	115	479	453

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SAME STORE SALES

NOMINAL SSS	2Q16	1Q16	6M16	2Q15	1Q15	6M15
Supermarket
Chile	3,4%	4,6%	4,0%	5,7%	8,0%	6,8%
Argentina	14,9%	16,7%	15,8%	15,5%	22,0%	18,6%
Brazil	-0,7%	-2,3%	-1,5%	-6,8%	-4,9%	-5,8%
Peru	1,2%	2,5%	1,5%	1,0%	2,1%	1,5%
Colombia	6,6%	6,9%	6,8%	-2,4%	0,7%	-0,9%
Home Improvement
Chile	-1,0%	3,7%	1,4%	5,1%	4,1%	4,6%
Argentina	16,5%	21,9%	19,2%	31,0%	32,2%	31,6%
Colombia	13,2%	9,9%	11,5%	1,0%	7,4%	4,2%
Department Store
Chile	5,0%	10,2%	7,5%	-0,4%	1,5%	0,5%
Peru	17,7%	22,3%	19,8%	7,3%	11,7%	9,2%

SS TICKETS	2Q16	1Q16	6M16	2Q15	1Q15	6M15
Supermarket
Chile	0,0%	0,3%	0,1%	0,3%	2,2%	1,3%
Argentina	-11,1%	-7,7%	-9,4%	-8,0%	-8,1%	-8,0%
Brazil	-2,7%	-4,5%	-3,6%	-8,2%	-3,8%	-6,0%
Peru	-4,3%	-0,7%	-2,6%	-1,1%	-1,5%	-1,3%
Colombia	-2,3%	1,0%	-0,7%	0,8%	-1,7%	-0,5%
Home Improvement
Chile	-4,7%	-1,2%	-2,9%	0,3%	1,1%	0,7%
Argentina	-10,6%	-6,6%	-8,5%	0,3%	-1,2%	-0,5%
Colombia	1,7%	4,2%	3,0%	-5,3%	-6,2%	-5,8%
Department Store
Chile	1,1%	-1,7%	-0,3%	-11,4%	-7,6%	-9,5%
Peru	14,1%	13,2%	13,7%	3,3%	15,1%	8,6%

SS AVERAGE TICKET NOMINAL	2Q16	1Q16	6M16	2Q15	1Q15	6M15
Supermarket
Chile	3,4%	4,3%	3,9%	5,4%	5,7%	5,5%
Argentina	29,3%	26,5%	27,8%	25,6%	32,6%	29,0%
Brazil	4,4%	4,1%	4,2%	2,8%	-0,7%	1,1%
Peru	5,7%	3,3%	4,3%	2,1%	3,6%	2,9%
Colombia	9,7%	6,2%	7,9%	-3,1%	2,7%	-0,3%
Home Improvement
Chile	3,9%	4,9%	4,4%	4,8%	3,0%	3,9%
Argentina	30,3%	21,9%	30,4%	30,6%	33,8%	32,1%
Colombia	11,3%	5,5%	8,4%	6,7%	14,5%	10,5%
Department Store
Chile	3,4%	12,1%	7,6%	12,5%	9,9%	11,0%
Peru	3,1%	8,0%	5,4%	3,9%	-2,9%	0,6%

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SHOPPING CENTERS LEASED AREA					SHOPPING CENTERS LEASED AREA
Square Meters					Square Meters
2Q16					2Q15
CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Mega Center	1	152.667	115.740	36.927	1	152.667	115.740	36.927
Regional	1	117.920	74.559	43.362	1	117.920	74.559	43.362
Local	8	471.604	211.859	259.745	8	471.603	221.502	250.102
Power Center	15	359.025	19.407	339.618	15	359.025	19.407	339.618
Total	25	1.101.216	421.564	679.652	25	1.101.215	431.207	670.008

ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	98.524	74.782	23.741	1	98.524	74.782	23.741
Local	11	422.759	151.974	270.786	11	422.759	151.974	270.786
Factory	3	118.000	34.192	83.808	3	118.000	34.192	83.808
Power Center	6	103.611	15.748	87.863	6	103.611	15.748	87.863
Strip Center	1	5.000	507	4.493	1	5.000	507	4.493
Total	22	747.894	277.203	470.691	22	747.894	277.203	470.691

PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	75.897	43.634	32.263	1	75.897	43.634	32.263
Local	1	30.280	17.075	13.204	1	30.280	17.075	13.204
Strip Center	2	16.968	10.481	6.486	2	16.968	10.481	6.486
Total	4	123.144	71.191	51.953	4	123.144	71.191	51.953

COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34.604	14.991	19.613	2	34.604	14.991	19.613
Total	2	34.604	14.991	19.613	2	34.604	14.991	19.613

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Financial Retail Indicators11
CHILE	2Q15	3Q15	4Q15	1Q16	2Q16
Credit Card/ SAG-CAT12
Loan Portfolio (MM CLP)13	570.398	591.514	676.641	676.112	688.340
Provisions over Loans (%)14	6,8%	6,2%	6,3%	6,3%	6,1%
Write-offs (MM CLP)	12.600	19.268	25.414	9.322	17.110
% of Sales w/Credit Cards over Total Sales
Hypermarkets	15,1%	15,1%	15,4%	13,7%	14,4%
Supermarkets	5,5%	5,5%	5,2%	4,7%	4,6%
Department Stores	38,6%	36,7%	35,9%	29,4%	34,4%
Home Improvement	20,0%	20,9%	22,3%	18,2%	18,4%
Banco Paris
Loan Portfolio (MM CLP)15	10.812	10.597	10.419	10.280	10.173
Provisions over Loans (%)	1,7%	1,5%	1,5%	1,5%	1,6%
Write-offs (MM CLP)	2.921	2.921	2.921	-	-
ARGENTINA16
Loan Portfolio (M ARS)	3.497.882	3.873.760	4.877.469	5.143.360	5.813.249
Provisions over Loans (%)	4,0%	3,4%	3,0%	3,7%	3,9%
Write-offs (M ARS)	31.043	52.888	65.310	20.333	57.714
% of Sales w/Credit Cards over Total Sales
Supermarkets	9,1%	9,5%	10,5%	9,4%	10,2%
Home Improvement	23,4%	22,6%	26,2%	24,1%	25,6%
PERU17
Loan Portfolio (M PEN)	374.971	393.367	459.547	488.495	550.446
Provisions over Loans (%)	7,8%	7,0%	6,4%	6,8%	7,5%
Write-offs (M PEN)	28.671	43.776	59.531	16.847	34.236
% of Sales w/Credit Cards over Total Sales
Supermarkets	10,9%	11,8%	12,2%	12,1%	13,8%
Department Stores	33,7%	34,2%	32,1%	35,4%	42,4%
BRAZIL18
Loan Portfolio (M BRL)	480.928	480.459	492.146	496.935	489.013
Provisions over Loans (%)	5,8%	5,6%	5,9%	6,3%	6,6%
Write-offs (M BRL)	37.070	51.793	66.484	27.096	28.260
% of Sales w/Credit Cards over Total Sales
Supermarkets	43,6%	46,6%	39,3%	39,2%	39,1%
COLOMBIA
Loan Portfolio (MM COP)	671.920	663.831	679.146	681.690	692.891
Provisions over Loans (%)	8,4%	7,9%	7,4%	7,5%	7,5%
Write-offs (MM COP)	34.440	55.588	74.820	17.046	34.976
% of Sales w/Credit Cards over Total Sales
Supermarkets	13,3%	12,4%	13,5%	13,2%	15,3%
Home Improvement	6,5%	6,3%	8,7%	7,8%	8,7%

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us. We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies. A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

1 Write-offs correspond to write-off net from recovery and are presented accumulated as of the end of each quarter.
2 SAG-Cat is the new entity that holds the JV with Scotiabank in Chile.
3 Starting from June 2015, figures reported in SAG-CAT holds 100% of the JV with Scotiabank.
4 The ratio Provisions / Loan does not include CLP 9,680 million of anti-cyclical and contingency provisions of unused quotas registered by the end of June 2016.
5 Bank's loan portfolio only includes the mortgage loans that were left at Banco Paris after the completion of JV with Scotiabank.
6 Since March 2013 the ratio provisions/loans does not include anti-cyclical provisions. As of June 2016 no amount was registered.
7 Since June 2015 writte-offs criteria was modified from 120 days to 180 days overdue.
8 Includes only Gbarbosa

www.cencosud.com | 22

	2Q16	2Q15%		6M 2016	6M 2015%
Profit (Loss)	86.367	45.002	91,9%	195.396	65.107	200,1%
Net Financial Costs	57.614	59.368	-3,0%	123.097	110.425	11,5%
Result from Indexation Units	4.783	7.579	-36,9%	8.251	8.490	-2,8%
Result from Exchange Variations	-6.088	16.706	-136,4%	-44.614	29.516	-251,1%
Income taxes	56.066	-56.232	-199,7%	88.871	-22.875	-488,5%
Depreciation & Amortization	54.039	52.455	3,0%	105.319	105.950	-0,6%
Revaluation of Investment Properties	-46.137	-21.119	118,5%	-84.096	-34.096	146,6%
Adjusted EBITDA	206.643	103.759	99,2%	392.224	262.518	49,4%

Quarter ended June 30, 2016 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso
Net Income	60.312	91.405	24.339	3.697	16.934	-110.320	86.367
Financial Expense (net)	0	0	0	0	0	57.614	57.614
Income Tax Charge	0	0	0	0	0	56.066	56.066
EBIT	60.312	91.405	24.339	3.697	16.934	3.360	200.047
Depreciation and Amortization	34.161	1.431	5.992	7.472	810	4.173	54.039
EBITDA	94.473	92.836	30.331	11.169	17.744	7.533	254.085
Exchange differences	0	0	0	0	0	-6.088	-6.088
Revaluation of Investment Properties	0	-46.137	0	0	0	0	-46.137
(Losses) gains from indexation	0	0	0	0	0	4.783	4.783
Adjusted EBITDA	94.473	46.698	30.331	11.169	17.744	6.228	206.643

Six-Months, ended June 30 2016 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso
Net Income	150.592	171.013	58.714	4.156	33.881	-222.960	195.396
Financial Expense (net)	0	0	0	0	0	123.097	123.097
Income Tax Charge	0	0	0	0	0	88.871	88.871
EBIT	150.592	171.013	58.714	4.156	33.881	-10.992	407.364
Depreciation and Amortization	65.968	2.999	11.994	14.747	1.599	8.011	105.319
EBITDA	216.560	174.012	70.708	18.903	35.480	-2.981	512.682
Exchange differences	0	0	0	0	0	-44.614	-44.614
Revaluation of Investment Properties	0	-84.096	0	0	0	0	-84.096
(Losses) gains from indexation	0	0	0	0	0	8.251	8.251
Adjusted EBITDA	216.560	89.916	70.708	18.903	35.480	-39.344	392.224

www.cencosud.com | 23

Quarter ended June 30, 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso
Net Income	60.458	65.201	27.795	7.791	12.871	-129.114	45.002
Financial Expense (net)	0	0	0	0	0	59.368	59.368
Income Tax Charge	0	0	0	0	0	-56.232	-56.232
EBIT	60.458	65.201	27.795	7.791	12.871	-125.978	48.137
Depreciation and Amortization	32.914	2.003	5.447	7.545	675	3.872	52.455
EBITDA	93.372	67.204	33.241	15.336	13.546	-122.107	100.592
Exchange differences	0	0	0	0	0	16.706	16.706
Revaluation of Investment Properties	0	-21.119	0	0	0	0	-21.119
(Losses) gains from indexation	0	0	0	0	0	7.579	7.579
Adjusted EBITDA	93.372	46.085	33.241	15.336	13.546	-97.821	103.759

Six-Months, ended June 30 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso
Net Income	139.418	119.601	67.515	4.467	24.493	-290.387	65.107
Financial Expense (net)	0	0	0	0	0	110.425	110.425
Income Tax Charge	0	0	0	0	0	-22.875	-22.875
EBIT	139.418	119.601	67.515	4.467	24.493	-202.837	152.657
Depreciation and Amortization	66.315	4.210	10.849	15.688	1.127	7.760	105.950
EBITDA	205.733	123.811	78.364	20.155	25.620	-195.076	258.607
Exchange differences	0	0	0	0	0	29.516	29.516
Revaluation of Investment Properties	0	-34.096	0	0	0	0	-34.096
(Losses) gains from indexation	0	0	0	0	0	8.490	8.490
Adjusted EBITDA	205.733	89.715	78.364	20.155	25.620	-157.070	262.518

Macroeconomic Information
End of Period Exchange Rate
	06/30/2016	06/30/2015	% change
CLP / USD	661,4	639,0	3,5%
CLP / AR$	44,0	70,4	-37,5%
CLP / Colombian	0,23	0,25	-8,0%
CLP / Peruvian Nuevo Sol	201,2	201,0	0,1%
CLP / Brazilian Real	206,5	206,3	0,1%

Average Exchange Rate
	06/30/2016	06/30/2015	% change
CLP / AR$	47,8	69,0	-30,8%
CLP / Colombian	0,23	0,25	-9,3%
CLP / Peruvian Nuevo Sol	204,4	196,6	4,0%
CLP / Brazilian Real	193,0	201,1	-4,0%

Inflation
	2Q16	1Q16	2Q15	1Q15
Chile	4,20%	4,50%	4,40%	4,20%
Brazil	8,84%	9,39%	8,89%	8,13%
Peru	3,34%	4,30%	3,54%	3,02%
Colombia	8,60%	7,98%	4,42%	4,56%

www.cencosud.com | 24

Marisol Fernández
Investor Relations Officer
Tel +562 2959 0545
mariasoledad.fernandez@cencosud.cl

Natalia Nacif Senior IR Analyst Tel +562 2959 0368 natalia.nacif@cencosud.cl	Valentina Klein IR Analyst Tel +562 2200 4395 valentina.klein@cencosud.cl

Webcast & Teleconference Information
Friday August 26th, 2016
01:00 PM Chile & 12:00 PM EST

Participants Dial-IN
Chile Toll Free: 1230-020-0479
Toll free: 1-888-349-0108
Internacional: 1-412-902-4201
Conference ID: CENCOSUD

Replay:
Toll Free: 1-877-344-7529
Internacional: 1-412-317-0088
Replay ID: 10091172

Webcast available at
http://investors.cencosud.com/English/investor-overview/financials/quarterly-reports/default.aspx

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.